Exhibit 21.1

List of Talon Real Estate Holding Corp. Subsidiaries

Name of Company	State or Other Jurisdiction of Incorporation/Organization

Talon OP, L.P.	Minnesota
Talon Real Estate, LLC	Minnesota
5130 Industrial Street, LLC	Delaware